UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

China Biologic Products, Inc. (the “Issuer”)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
16938C106
(CUSIP Number)
July 7, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16938C106	Page	2	of	12

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,448,216

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,448,216

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,448,216

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.8%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based upon 21,434,942 shares of common stock outstanding as of May 13, 2009, as reported by the Issuer in a Form 10-Q filed on May 15, 2009.

CUSIP No.	16938C106	Page	3	of	12

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund II Associates L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,448,216[2]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,448,216[2]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,448,216[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2 The record owner of these shares is IDG-Accel China Growth Fund II L.P. By virtue of being the general partner of IDG-Accel China Growth Fund II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
3 Based upon 21,434,942 shares of common stock outstanding as of May 13, 2009, as reported by the Issuer in a Form 10-Q filed on May 15, 2009.

CUSIP No.	16938C106	Page	4	of	12

1	NAMES OF REPORTING PERSONS IDG-Accel China Investors II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		118,439

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,439

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	118,439

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.6%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
4 Based upon 21,434,942 shares of common stock outstanding as of May 13, 2009, as reported by the Issuer in a Form 10-Q filed on May 15, 2009.

CUSIP No.	16938C106	Page	5	of	12

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund GP II Associates Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,566,655[5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,566,655[5]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,566,655[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 Including 1,448,216 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 118,439 shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both of these record holders, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
6 Based upon 21,434,942 shares of common stock outstanding as of May 13, 2009, as reported by the Issuer in a Form 10-Q filed on May 15, 2009.

CUSIP No.	16938C106	Page	6	of	12

1	NAMES OF REPORTING PERSONS Patrick J. McGovern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,566,655[7]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,566,655[7]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,566,655[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
7 Including 1,448,216 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 118,439 shares of which the record owner is IDG-Accel China Investors II L.P. Patrick J. McGovern and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the ma nagement and operations of the ultimate general partners of each of the above record owners, Patrick J. McGovern and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
8 Based upon 21,434,942 shares of common stock outstanding as of May 13, 2009, as reported by the Issuer in a Form 10-Q filed on May 15, 2009.

CUSIP No.	16938C106	Page	7	of	12

1	NAMES OF REPORTING PERSONS Quan Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,566,655[9]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,566,655[9]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,566,655[9]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%[10]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
9 Including 1,448,216 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 118,439 shares of which the record owner is IDG-Accel China Investors II L.P. Patrick J. McGovern and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the ma nagement and operations of the ultimate general partners of each of the above record owners, Patrick J. McGovern and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
10 Based upon 21,434,942 shares of common stock outstanding as of May 13, 2009, as reported by the Issuer in a Form 10-Q filed on May 15, 2009.

CUSIP No.	16938C106	Page	8	of	12

Item 1(a)	Name of Issuer:
China Biologic Products, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
No. 14 East Hushan Road, Taian City, Shandong People’s Republic of China 271000

Item 2(a)	Name of Person Filing:

1. IDG-Accel China Growth Fund II L.P.
2. IDG-Accel China Growth Fund II Associates L.P.
3. IDG-Accel China Investors II L.P.
4. IDG-Accel China Growth Fund GP II Associates Ltd.
5. Patrick J. McGovern
6. Quan Zhou

The above persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

IDG-Accel China Growth Fund II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II L.P. is IDG-Accel China Growth Fund II Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II Associates L.P. is IDG-Accel China Growth Fund GP II Associates Ltd., a limited liability company incorporated under laws of the Cayman Islands. IDG-Accel China Investors II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Investors II L.P. is IDG-Accel China Growth Fund GP II Associates Ltd. The directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd. are Patrick J. McGovern and Quan Zhou. Each of Patrick J. McGovern and Quan Zhou disclaims beneficial ownership of the ordinary shares of the Issuer and this Statement shall not be deemed an admission that either is a beneficial owner of, or has any pecuniary interest in, such ordinary shares.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

For all reporting persons:

c/o IDG VC Management Ltd.
Unit 1509, The Center
99 Queen’s Road
Central, Hong Kong

Item 2(c)	Citizenship

Each of Patrick J. McGovern and Quan Zhou is a citizen of United States of America. Each of IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P. and IDG-Accel China Growth Fund GP II Associates Ltd. is organized under the laws of the Cayman Islands.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

CUSIP No.	16938C106	Page	9	of	12

Item 2(e)	CUSIP Number:

16938C106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference. The shares of common stock reported in this Schedule 13G on behalf of the Reporting Persons do not include an aggregate of 377,705 shares of common stock issuable upon the exercise of warrants held by IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. Such warrants are subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 4.999% and/or 9.999% of the Issuer’s common stock, giving effect to such exercise.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	16938C106	Page	10	of	12
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 15, 2009

IDG-ACCEL CHINA GROWTH FUND II L.P. By: IDG-Accel China Growth Fund II Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
Name: Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
Name: Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.
By:	/s/ Quan Zhou
Name: Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
Name: Quan ZHOU
	Title:	Authorized Signatory

PATRICK J. MCGOVERN
By:	/s/ Patrick J. McGovern

QUAN ZHOU
By:	/s/ Quan Zhou

CUSIP No.	16938C106	Page	11	of	12
LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

CUSIP No.	16938C106	Page	12	of	12

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of China Biologic Products, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

IDG-ACCEL CHINA GROWTH FUND II L.P. By: IDG-Accel China Growth Fund II Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
Name: Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
Name: Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.
By:	/s/ Quan Zhou
Name: Quan ZHOU
	Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P. By: IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner
By:	/s/ Quan Zhou
Name: Quan ZHOU
	Title:	Authorized Signatory

PATRICK J. MCGOVERN
By:	/s/ Patrick J. McGovern

QUAN ZHOU
By:	/s/ Quan Zhou